EXHIBIT 8

                      Contractual Short Term Loan Agreement
                      -------------------------------------

This contractual agreement is made this 25th day of June, 1998 between Edwin B. Read and Mary Karen Read (hereinafter referred to as "Read") of 805 Harvard St. Rochester, NY 14610 and Frederick A. and Joan Moran (hereinafter referred to as "Moran") of 25 Doubling Road, Greenwich, CT 06830. The purpose of this agreement is to provide necessary funds to Read to allow Read to purchase a home in Fairfield County, CT. Read will reimburse Moran the funds it has borrowed, plus interest charged Moran account at DLJ (IMS division) for the funds Moran borrowed from DLJ to provide funds to Read. Moran has set up a separate margin brokerage account in Moran's name at DLJ, solely for the purpose of lending these funds to Read. This account has been funded by Moran exclusively with shares of stock. There will be no cash or borrowed funds in the account at inception. Funds will only be withdrawn from the account for Read's benefit. Therefore, the total borrowings of the account will constitute the funds borrowed by Read and the interest charged by DLJ upon those borrowings.
Therefore, Read will repay Moran by placing into this account the funds necessary to eliminate the margin debt in the account in full; that is both principal withdrawn, plus interest charged by DLJ.

If the structure of the account should be altered by sales of stock or cash infusion by Moran, the principal borrowed plus interest at the rate charged by DLJ must still be repaid by Read.

It is anticipated that Read will borrow up to about $190,000 from the account. VDC Corporation, Ltd. will guarantee Moran repayment of Moran's loan to Read upon Read's failure to repay same.

As collateral, Read will deliver a second mortgage on it's new house plus Read's option to purchase VDC Corporation common stock to VDC Corporation Ltd. These mortgage and options will be held in escrow by VDC. Upon Read's repayment in full of Moran, the mortgage and options shall be automatically returned to Read by VDC. If Read fails to repay Moran within 36 months, VDC shall thereafter immediately repay these funds to Moran and may foreclose upon the house and cancel the options or reissue them to another person.

This contract constitutes the entire agreement between the parties and supercedes any prior understandings or agreements. This agreement can only be altered by a mutually agreed upon written agreement. The Parties hereby agree to all of the terms herein.


June 25, 1998                                         /s/ Edwin B. Read
                                             -----------------------------------
                                                      Edwin B. Read

June 25, 1998                                         /s/ Mary Karen Read
                                             -----------------------------------
                                                      Mary Karen Read

June 25, 1998                                         /s/ Frederick A. Moran
                                             -----------------------------------
                                                      Frederick A. Moran

June 25, 1998                                         /s/ Joan B. Moran
                                             -----------------------------------
                                                      Joan B. Moran